EXHIBIT 99.1

Student Transportation of America Expands Operations in Connecticut

Two New Contracts With 100% Customer Paid Fuel

DANIEL ISLAND, S.C., March 21, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB) and its subsidiary Student Transportation of America, Inc. ("STA") in Connecticut reported today it has been awarded two new contracts starting this upcoming school year. The contracts will add over $4.6 million in annualized revenues and STA will purchase a new state of the art fleet of 80 vehicles as part of the agreement. The contracts, each for five years allow for extensions following the initial term and both include 100% customer paid fuel clauses.

STA currently has several long standing operating locations in Connecticut and the new contracts will integrate nicely into the existing regional structure. Commenting on the new agreements, Patrick Vaughan, Chief Operating Officer stated, "We have extensive operations in the State of Connecticut already and school districts here have been looking to upgrade their fleet and customer service levels. Our customers in Connecticut have been very supportive and we have recently renegotiated some long term contract extensions and renewals in the state and all contracts up for renewal this year have been extended. These new five year contract wins compliment our local team and add regional density to our base of operations in the state. Our drivers, mechanics and operating staffs have been consistent and do an excellent job at safely transporting our students to and from school. It's a pleasure to have customers like these who support our local efforts and recommend our service to other new school districts."

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com